UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1933

(Amendment #1)

          MARKLAND TECHNOLOGIES, INC.

(Name of Issuer)

 COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

              878379106

(CUSIP Number)

IPPARTNERS, INC.

PO Box 1490

Coventry, Rhode Island 02816

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

       August 29, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

IPPARTNERS, INC.

I R.S. Employer Identification No. - 05-0516710

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [  ]

(b)  [  ]

3.

SEC Use Only

4.

Source of Funds (See Instructions)

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.

Citizenship or Place of Organization

Rhode Island

7.

Sole Voting Power

0 shares (See Item 5)

Number of Shares Beneficially Owned by Each Reporting Person With

8.

Shared Voting Power

0 shares (See Item 5)

9.

Sole Dispositive Power

0 Shares (See Item 5)

10.

Shared Dispositive Power

0 shares (See Item 5)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

0 shares (See Item 5)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11) 0.0%

14.

Type of Reporting Person (See Instructions) CO

*  Shares owned by ipPartners Inc,. may be deemed to be beneficially owned by Robert Tarini, the President and sole shareholder of ipPartners Inc.

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

ROBERT TARINI

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [  ]

(b)  [  ]

3.

SEC Use Only

4.

Source of Funds (See Instructions) OO

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.

Citizenship or Place of Organization

US

7.

Sole Voting Power

0 shares (See Item 5)

Number of Shares Beneficially Owned by Each Reporting Person With

8.

Shared Voting Power

0 shares (See Item 5)

9.

Sole Dispositive Power

0 shares (See Item 5)

10.

Shared Dispositive Power

0 shares (See Item 5)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

0 shares (See Item 5)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11) 0.0%

14.

Type of Reporting Person (See Instructions) IN

ITEM 1.

SECURITY AND ISSUER

This Amendment #1 to the statement on Schedule 13D (“Schedule 13D”)relates to the common stock, $0.001 par value per share, of Markland Technologies, Inc., a company incorporated under the laws of the  State of Florida. ("Markland").

Markland’s principal office is located at 88 Royal Little Drive, Providence, Rhode Island 02904.

ITEM 2.

IDENTITY AND BACKGROUND

(a)

This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons" and individually a “Reporting Person”):  (i) ipPartners Inc.("ipPartners"), a private company incorporated under the laws of the State of Rhode Island and (ii) Robert Tarini, an individual.

ipPartners is a private company specializing in the development of acoustic remote sensing devices.  It was founded by Mr. Tarini in May 2001.  Mr. Tarini has served as its President since May 2001 and is the sole shareholder of ipPartners.

Robert Tarini has served as Markland’s Chief Executive Officer since November 14, 2003 and as Chairman of the Board of Directors since December 9, 2002.  In May 2001, Mr. Tarini founded ipPartners and has served as its President to present

Specifically, Rule 13d-1(a) promulgated under the Exchange Act requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security registered under Section 12 of the Exchange Act to file a Schedule 13D.  Mr. Tarini, as sole shareholder and President of ipPartners, was an indirect beneficial owner of more than five percent of Markland common stock.  Pursuant to Rules 13d-3 and 13d-5, Mr. Tarini’s holdings in Markland are aggregated with ipPartner’s holdings.  As a result, the answers provided in blocks 8, 10, 11, and 13 on pages 1, 2 and 3 and related responses in Item 5 below are given on the basis of the "indirect" beneficial ownership referred to in such Rules based on Mr. Tarini’s and ipPartners’ direct beneficial ownership of Markland common stock and the relationships between these entities and Mr. Tarini.

Each Reporting Person disclaims membership in a group; and this filing shall not constitute an acknowledgement that the Reporting Persons constitute a group.

(b)

The business address of ipPartners is P.O. Box 1490, Coventry, RI 02816.

The business address of Mr. Tarini is 88 Royal Little Drive, Providence, RI 02904.

(c)

ipPartners is a private company specializing in the design and manufacture of acoustic remote sensing devices utilized in marine and land based applications.

            Mr. Tarini’s principal occupation or employment and the name, principal business and address in which such employment is conducted has been provided in Items 2(a)(b.) and (c) and Schedule A.

(d)

To the knowledge of the Reporting Persons, no Reporting Person has been convicted in a criminal proceeding during the last five years.

(e)

To the knowledge of the Reporting Persons, none of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Tarini is a United States citizen.  ipPartners is a private company incorporated under the laws of the State of Rhode Island.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

NA

ITEM 4.

PURPOSE OF TRANSACTION

NA

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

This statement is being filed to report the fact that as of August 29, 2005, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities.  As of that date, ipPartners and Mr. Tarini each owned zero shares of Markland common stock and did not have the power to vote and could not direct the vote of any shares of Markland common stock.

Below is a list of each transaction in shares of Markland that involved a Reporting Person during the previous sixty days.

On June 20, 2005, ipPartners, Inc. exchanged 143,678 shares of Series B Preferred Stock of Technest Holdings, Inc., a Nevada corporation and subsidiary of Markland Technologies, Inc., for 625 shares of Markland Series D Convertible Preferred Stock.

August 23, 2005, ipPartners converted its 625 shares of Markland Series D into 6,510,417 shares of Markland common stock at a conversion price of $.096 per share.

On August 29, 2005, ipPartners sold 1,925,000 shares of Markland common stock at $0.0928 per share. On August 30,2005 ipPartners sold 4,585,417 shares of Markland common stock at $0.0829 per share in open market transactions.

On August 30, 2005, Mr. Tarini sold 4,000,000 shares of Markland common stock at $0.083 per share. On August 31,2005, Mr. Tarini sold 2,204,020 shares of Markland common stock at $0.080 per share in open market transactions.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Reference is made to Item 2 of this Schedule 13D, which is incorporated by reference herein, for the description of the contracts, arrangements, understandings, or relationships (legal or otherwise) among the entities named in Item 2 of the Schedule 13D and between such entities and any person with respect to any securities of Markland, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or options agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

Incorporated by Reference
Number	Description	Filed with this Schedule 13D	Form	Filing Date	Exhibit No.
10.1	Joint filing Agreement Pursuant to Rule 13D-1(k)(1) by and between ipPartners, Inc. and Robert Tarini.	X

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IPPARTNERS, INC.

By:

/s/ Robert Tarini

Name:

Robert Tarini

Title:

President

Date:

September 7, 2005

ROBERT TARINI

 /s/ Robert Tarini

Date:

September 7, 2005